SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA CERAMICS CO., LTD.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

G2113X100
(CUSIP Number)

Joseph R. Tiano
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037
(202) 663-8233
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2113X100

1.	NAMES OF REPORTING PERSONS JAMES D. DUNNING, JR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,101,251
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	663,693
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 9 Pages

CUSIP No. G2113X100

1.	NAMES OF REPORTING PERSONS ALAN G. HASSENFELD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,101,251
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	348,656
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 9 Pages

CUSIP No. G2113X100

1.	NAMES OF REPORTING PERSONS GREGORY E. SMITH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,101,251
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	88,902
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 4 of 9 Pages

CUSIP No. G2113X100

Item 1.  Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates are the ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of China Ceramics Co., Ltd., a British Virgin Islands corporation (the “Issuer”).  The Issuer’s principal executive offices are located at:

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

Item 2.  Identity and Background.

1.	(a) Name: James D. Dunning, Jr.

(b) Address:	2 Sutton Place South
Apt. 17D
New York, NY 10022

(c) Principal Business or Occupation:  Mr. Dunning is the Chairman of Freedom Communications Holdings, Inc, the Chairman and CEO of Global Cornerstone Holdings Limited, and the Chairman and CEO of the Dunning Group.

(d) During the past five years, Mr. Dunning has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Dunning has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

2.	(a) Name: Alan G. Hassenfeld

(b) Address:	Hassenfeld Family Initiatives
The Owen Building
101 Dyer Street, Suite 401
Providence, RI 02903

(c) Principal Business or Occupation: Mr. Hassenfeld is the Chairman of the Executive Committee of Hasbro, Inc., a Director of salesforce.com and a Director of Global Cornerstone Holdings Limited.

(d) During the past five years, Mr. Hassenfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Hassenfeld has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

Page 5 of 9 Pages

CUSIP No. G2113X100

3.	(a) Name: Gregory E. Smith

(b) Address:	1401 NE 70th Street
Oklahoma City, OK 73111

(c) Principal Business or Occupation: Mr. Smith is a Director and President of Global Cornerstone Holdings Limited.

(d) During the past five years, Mr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

Each of Messrs. Dunning, Hassenfeld and Smith (collectively, the “Reporting Persons”) received the securities covered by this Statement in connection with the November 20, 2009 merger of China Holdings Acquisition Corp., a Delaware corporation and the predecessor entity to the Issuer (“CHAC”) with and into the Issuer, with the Issuer surviving (the “Merger”), and the concurrent acquisition of Success Winner Limited, a British Virgin Islands company, by the Issuer.  Each of the Reporting Persons was a founder of CHAC and initially acquired shares of common stock of CHAC in conjuction with its founding, which were exchanged on a one-for-one basis for Ordinary Shares of the Issuer in connection with the Merger.  Prior to consummation of the Merger, CHAC was a blank check company incorporated on June 22, 2007, for the purpose of acquiring or acquiring control of one or more operating businesses having their primary operations in Asia through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination or contractual arrangements.

On November 20, 2009, in connection with the Merger, the Reporting Persons entered into a Voting Agreement with CHAC, the Issuer, Mr. Wong Kung Tok, Mr. Paul K. Kelly, Mr. Chen Yan Davis and Mr. Xiao Feng (the “Voting Agreement”).  Pursuant to the Voting Agreement, the parties agreed to vote their respective Ordinary Shares of the Issuer to establish the board size and ensure its composition as set forth therein.  A copy of the Voting Agreement is attached hereto as Exhibit A and is incorporated herein by reference. In addition, the Reporting Persons also received a portion of their Shares in conjunction with that certain Exchange Offer which the Issuer completed on or about August 30, 2010.

Page 6 of 9 Pages

CUSIP No. G2113X100

Item 4.  Purpose of Transaction.

The Reporting Persons initially acquired shares of CHAC common stock in connection with the founding of CHAC, which shares were exchanged for Ordinary Shares of the Issuer in connection with the Merger described in Item 3 of this Statement.  The Reporting Persons hold the securities covered by this statement for investment purposes.  Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may sell all or a portion of their Ordinary Shares, or may purchase additional shares, on the open market or in a private transaction.  On September 26, 2011, the Reporting Persons delivered a letter to the board of directors of the Issuer in which they expressed a desire to meet with the board to discuss certain strategic initiatives which may have the effect of maximizing value for all shareholders, principally a potential going private transaction, but also encouraged the board to consider other alternatives such as a potential dual listing on NASDAQ and the Hong Kong Stock Exchange, share buy-back programs, M&A activities, new dividend programs and strategic investments.   A copy of the letter is attached hereto as Exhibit B and is incorporated herein by reference.

Other than as set forth above, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           The following table sets forth information regarding the beneficial ownership of securities of the Issuer held by the Reporting Persons:

Name	Shares	Percentage
James D. Dunning, Jr.	663,693	3.64%
Alan G. Hassenfeld	348,656	1.91%
Gregory E. Smith	88,902	0.49%
ALL THREE REPORTING PERSONS AS A GROUP	1,101,251	6.04%

(b)           In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 1,107,251 Ordinary Shares of the Issuer, representing approximately 6.04% of the outstanding Ordinary Shares of the Issuer, calculated, in accordance with Rule 13d-3(d)(1) of the Exchange Act.

Page 7 of 9 Pages

CUSIP No. G2113X100

(c)           Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 27, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit C and is incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, other than as described herein, none of the Reporting Persons have any contracts, arrangements or relationships with respect to Securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Voting Agreement among the Reporting Persons, China Holdings Acquisition Corp., a Delaware Corporation, the Issuer, Mr. Wong Kung Tok, Mr. Paul K. Kelly, Mr. Chen Yan Davis and Mr. Xiao Feng.

Exhibit B	Letter to the Board of Directors of the Issuer, dated September 26, 2011.

Exhibit C	Joint Filing Agreement among the Reporting Persons.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2011

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith

Page 9 of 9 Pages

Exhibit A

VOTING AGREEMENT

THIS VOTING AGREEMENT (the “Agreement”) is made and entered into as of this 20th day of November, 2009 (the “Effective Date”) by and among China Holdings Acquisition Corp., a Delaware corporation (including any successor, the “Parent”), China Ceramics Co., Ltd., a British Virgin Islands company (the “Purchaser”), Mr. Wong Kung Tok (the “Seller”), the owner of 100% of the equity interests of Success Winner Limited (the “Company”), the owner of 100% of the equity interests of Stand Best Creation Limited, which owns 100% of the equity interests of Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), Hengda and those certain stockholders of the Parent listed on Schedule A hereto (together with any subsequent stockholders, or any transferees, who become parties hereto as “Stockholders” pursuant to Section 4.1 and 4.2 below, the “Stockholders”.  The Parent, the Purchaser, Hengda, the Seller and the Stockholders are sometimes individually referred to herein as a “Party” and are sometimes collectively referred to herein as the “Parties.”

RECITALS

A.           The Company, the Purchaser, Hengda, the Parent and the Seller have entered into that certain Stock Purchase Agreement dated August 19, 2009 (the “Stock Purchase Agreement”), pursuant to which the Purchaser will acquire all of the outstanding securities of the Company from the Seller, and following such acquisition, Parent will merge with and into the Purchaser.

B.           The Parties’ desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of Parent’s capital stock held by them will be voted on in connection with, and following, the transactions contemplated by the Stock Purchase Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, the Parties agree as follows.

1.           Voting Provisions Regarding Board of Directors

1.1           Size of the Board.  Each Stockholder and the Seller agree to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder or the Seller, or over which such Stockholder or the Seller has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board of Directors of the Purchaser after the closing of the transaction contemplated by the Stock Purchase Agreement (the “Board”) shall be set and remain until April 30, 2012 (the “End Date”), at five (5) directors.  For purposes of this Agreement, the term “Shares” shall mean and include any securities of the Parent the holders of which are entitled to vote for members of the Board, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2          Board Composition.

(a)           Until the End Date, the Seller Designees and the Parent Designees, each as defined below, will be the only nominees of Parent to the Board presented by the Parent to its stockholders for election at a meeting, pursuant to any written consent, or otherwise.

(b)           Each Stockholder and the Seller agree to vote, or cause to be voted, all Shares owned by such Stockholder or the Seller, or over which such Stockholder or the Seller has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, two (2) members designated by the Parent, who shall initially be Paul Kelly and Cheng Davis (the “Parent Designees”) and three (3) members designated by the Seller, of which one (1) designee shall qualify as an independent director pursuant to the rules of any stock exchange on which the Purchaser may be listed (the “Seller Designees”), shall be elected to the Board.

1.3          Removal of Board Members.  Each Stockholder and the Seller also agree to vote, or cause to be voted, all Shares owned by such Stockholder or the Seller, or over which such Stockholder or the Seller has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)           no director elected pursuant to Section 1.2 of this Agreement may be removed from office prior to the End Date other than for cause unless (i) such removal is directed or approved by the affirmative vote of the person, or of the holders of a majority of the shares of voting stock, entitled under Section 1.2 to designate that director or (ii) the person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Section 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat; and

(b)           any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1.2 shall be filled in accordance with Section 1.2.

All Stockholders and the Seller agree to execute any written consents required to perform the obligations of this Agreement, and the Parent agrees at the request of any person entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.4          No Liability for Election of Recommended Directors.  No Party, nor any officer, director, stockholder, partner, employee or agent of any such Party, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Purchaser, nor shall any Party have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.           Remedies.

2.1           Covenants of the Parent and the Seller.  The Parent, the Company and the Seller agree to use their best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the Parties enjoy the benefits of this Agreement.  Such actions include, without limitation, the use of the Parent’s and the Seller’s best efforts to cause the nomination and election of the directors as provided above.

2.2           Irrevocable Proxy.  Each Party to this Agreement hereby constitutes and appoints the other Parties hereto, and each of them, with full power of substitution, as the proxies of the Party with respect to the matters set forth herein, including without limitation, election of persons as members of the Board in accordance with Section 1 hereto, and hereby authorizes each of them to represent and to vote, if and only if the Party attempts to vote (whether by proxy, in person or by written consent), or to fail to vote, in a manner which is inconsistent with the terms of this Agreement, all of such Party’s Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement.  The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Parent and the Seller and the Parties hereto in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 3 hereof.  Each Party hereto hereby revokes any and all previous proxies with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 3 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

2.3           Specific Enforcement.  Each Party acknowledges and agrees that each Party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Parties in accordance with their specific terms or are otherwise breached.  Accordingly, it is agreed that each of the Parent and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

2.4           Remedies Cumulative.  All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

3.           Term.  This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) April 30, 2012, and (b) termination of this Agreement in accordance with Section 4.8 below.

4.           Miscellaneous

4.1           Additional Stockholders.  In the event that after the date of this Agreement, the Purchaser enters into an agreement with any Person to issue shares of capital stock to such Person other than a public offering of shares of capital stock of the Purchaser, following which such Person shall hold Shares constituting one percent (1%) or more of the Purchaser’s then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Purchaser shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder hereunder and thereafter such person shall be deemed a  Stockholder for all purposes hereunder.

4.2           Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.  Nothing in this Agreement, express or implied, is intended to confer upon any person other than the Parties or persons named herein or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3           Counterparts; Facsimile.  This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4           Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5           Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given:  (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the respective Parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 4.5.  If notice is given to the Parent, a copy shall also be sent to Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, Attention:  Mitchell Nussbaum, Esq.

4.6          Consent Required to Amend, Terminate or Waive.  Except as otherwise provided, this Agreement may be amended or modified and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by the Stockholders holding a majority of the Shares then held by the Stockholders.  Notwithstanding the foregoing:

(a)           the consent of the Stockholders shall not be required for any amendment or waiver if such amendment or waiver does not apply to the Stockholders;

(b)           any provision hereof may be waived by the waiving Party on such Party’s own behalf, without the consent of any other Party;

(c)           Section 1.2 of this Agreement shall not be amended or waived without the written consent of the Seller and the Parent.

The Company shall give prompt written notice of any amendment, termination or waiver hereunder to any Party that did not consent in writing thereto.  Any amendment, termination or waiver effected in accordance with this Section 4.8 shall be binding on each Party and all of such Party’s successors and permitted assigns, whether or not any such Party, successor or assignee entered into or approved such amendment, termination or waiver.

4.7          Acts Constituting Consent or Waiver.  No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

4.8          Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.9          Entire Agreement.  This Agreement (including the Exhibits hereto, if any), and the Certificate of Incorporation and Stock Purchase Agreement and the Additional Agreements (as defined in the Stock Purchase Agreement) constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled.

4.10           Stock Splits, Stock Dividends, etc.  In the event of any issuance of Shares of the Parent’s voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement.

4.11           Manner of Voting.  The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

4.12           Further Assurances.  At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as the other Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

4.13           Costs of Enforcement.  If any Party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing Party shall pay all costs and expenses incurred by the prevailing Party, including, without limitation, all reasonable attorneys’ fees.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first written above.

CHINA HOLDINGS ACQUISITION CORP.

By:	/s/ Paul K. Kelly
Name: Paul K. Kelly Title: Chairman and Chief Executive Officer

CHINA CERAMICS CO., LTD.

By:	/s/ Paul K. Kelly
Name: Paul K. Kelly Title: Director

JINJIANG HENGDA CERAMICS CO. LTD.

By:	/s/ Huang Jia Dong

Name: Huang Jia Dong Title: Chairman

SELLER

/s/ Wong Kung Tok
Wong Kung Tok

STOCKHOLDERS:

/s/ Paul K. Kelly
Name: Paul K. Kelly

/s/ James D. Dunning
Name: James D. Dunning

/s/ Alan G. Hassenfeld
Name: Alan G. Hassenfeld

/s/ Gregory E. Smith
Name: Gregory E. Smith

/s/ Cheng Yan Davis
Name: Cheng Yan Davis

/s/ Xiao Feng
Name: Xiao Feng

SCHEDULE A

STOCKHOLDERS

Name/Address	Amount of Shares Held

Paul K. Kelly	548,128

James D. Dunning	548,127

Alan G. Hassenfeld	287,880

Gregory E. Smith	71,955

Cheng Yan Davis	57,600

Xiao Feng	28,770

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed on ________________, 20__, by the undersigned (the “Holder”) pursuant to the terms of that certain Voting Agreement dated as of [_____ __, 20___] (the “Agreement”), by and among the Parent, the Purchaser, Hengda the Seller and certain of the Parent’s Stockholders, as such Agreement may be amended or amended and restated hereafter.  Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement.  By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1          Acknowledgement.  Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Purchaser (the “Stock”)[ or options, warrants or other rights to purchase such Stock (the “Options”)], for one of the following reasons (Check the correct box):

☐
as a transferee of Shares from a Party in such Party’s capacity as “Stockholder” bound by the Agreement, and after such transfer, Holder shall be considered a “Stockholder” for all purposes of the Agreement.

☐	in accordance with Section 4.1 of the Agreement, as a new Party, in which case Holder will be a “Stockholder” for all purposes of the Agreement.

1.2          Agreement.  Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or Shares required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement, (b) makes the representations and warranties to the other Parties to the Agreement that are set forth in Section 2 thereof, and (b) adopts the Agreement with the same force and effect as if Holder were originally a Party thereto.

1.3          Notice.  Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder’s signature hereto.

Accepted and Agreed:	HOLDER:

CHINA CERAMICS CO., LTD.

By:	By:
Name and Title of Signatory
Title:

Address:

Facsimile:

EXHIBIT B

LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER

James D. Dunning, Jr. 2 Sutton Place South Apt 17D New York, NY 10022	Alan G. Hassenfeld The Owen Building 101 Dyer Street Suite 401 Providence, RI 02903

Knott Partners 485 Underhill Boulevard Suite 205 Syosset, NY 11791	Gregory E. Smith 1401 NE 70th Street Oklahoma City, OK 73111

VIA E-MAIL AND OVERNIGHT MAIL

September 26, 2011

The Board of Directors
China Ceramics Co. Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Jinjiang Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

Paul K. Kelly, Chairman
China Ceramics Co. Ltd.
c/o Stuart Management Company
830 Post Road East
Suite 205
Westport, CT 06880

Re:           China Ceramics Co. Ltd. – Take-Private Proposal

Gentlemen:

We are writing to you in our capacities as shareholders who collectively own approximately 13.4% (approximately 23.7% excluding Huang Jia Dong’s, Paul Kelly’s and Cheng Davis’ ownership) of the issued and outstanding shares of China Ceramics Co., Ltd. (“CCCL” or the “Company”).  As you are aware, our group includes members of the founding group of China Acquisition Holdings Corp. (“CHAC”), CCCL’s business combination partner, and the largest independent shareholder of CCCL.  In response to a letter sent by certain members of our group dated August 25, 2011, we received an e-mail from Chairman Paul Kelly dated September 2, 2011 in which he declined our offer to meet with the Board to assist with its evaluation of strategic alternatives, including a take private transaction.  Mr. Kelly instead invited us to submit any proposals that we have in writing to the Board.  Accordingly, we are submitting this proposal (the “Proposal”) with the support of Macquarie Capital (USA) Inc. (“Macquarie”), an affiliate of which has proposed to provide financing for a take private transaction.

As we indicated in our previous letter, as a U.S.-listed Chinese company, CCCL is operating in a hostile capital markets environment where it faces a myriad of challenges that are suppressing shareholder value.  In our view, CCCL’s Board must meaningfully and carefully consider the implications of the following issues and implement remedial measures and strategic initiatives to counteract them:

•	U.S. investors have not understood or properly valued CCCL’s operating results and growth prospects, notwithstanding CCCL’s investor relations efforts;

•
The fear of “China frauds” has significantly reduced CCCL’s valuation along with the valuations of other small capitalization China stocks traded in the U.S. and this trend does not look likely to change; and

•
CCCL’s cost of capital, particularly equity capital, is extremely high, such that it cannot raise working capital or growth capital on reasonable terms without significantly damaging existing CCCL shareholders.

Since the closing of the transaction with CHAC:

•	the Company has consistently met or exceeded all of its financial and operational targets; and

•	the management team has exceeded our expectations and has proven its ability to successfully manage and grow the business.

Despite this superior operational performance, CCCL’s shares trade at a Price-to-Earnings multiple of less than two times on both a trailing and forward basis.  This valuation multiple is at the bottom of CCCL’s peer group (see attachment).

Proposed Transaction:

We believe that the Board needs to actively and quickly address CCCL’s current U.S. capital markets situation.  We have reviewed and discussed CCCL’s capital markets alternatives with financial advisors and other interested parties.  We believe that the best alternative for CCCL is to execute a take private transaction (the “Transaction”) and subsequently consider public re-listing opportunities on viable international exchanges, such as the Hong Kong Stock Exchange.

As noted in a recent Wall Street Journal article, other Chinese companies that trade on U.S. markets are also employing the take private strategy as a means to address the institutional issues and bias in the US markets.  (See “Stung, Chinese Firms Now Look to Go Private,” Dinny McMahon, September 2, 2011.)   A take private transaction is the best solution for a credible Chinese company to address these issues.

We have spent significant effort and expense investigating the potential Transaction.  Macquarie has proposed providing the financing for the purchase of the outstanding equity of CCCL.  As you are aware, the Macquarie Group is a global diversified financial services firm with a leading market position in the Asia-Pacific region and a strong presence in selected markets around the world.  The firm is a highly-respected underwriter and investor in the Hong Kong and China markets.

Please understand that we hope to work cooperatively with the Board and management to effectuate this Transaction.  At a minimum, we would expect the management of CCCL to participate by rolling their equity into the Transaction.  We would also expect the other founders of CHAC to seriously consider participating with us.

Next Steps:

Our hope is that the work necessary to evaluate the Transaction we have proposed could be completed in a limited time frame with minimal disruption to CCCL.  The process would follow appropriate corporate governance procedures and confidentiality guidelines so that the Board of CCCL can ultimately review a complete offer proposal.

In order to advance our current Proposal, we request that our designees and Macquarie be granted access to CCCL in order to:

•	Perform reasonable commercial due diligence;

•	Generate reasonable financial models;

•	Prepare a strategic business plan; and

•	Meet and confer with management.

This will allow a more complete proposal, including a price per share, to be delivered to the Board for its consideration.

In order to fully explain our Proposal, we would like to have a meeting to discuss a process and timeline with the U.S.-resident board members and have an identical discussion in Mandarin between the China-resident board members and our China-based representatives.

We hope that this letter and our request for a meeting with CCCL’s Board to discuss our Proposal will be favorably received.  Please notify us by Monday October 3, 2011 whether you will do so and provide us with some suggested dates and locations where we could meet.   Please note that we have filed this letter with the SEC consistent with our obligations under U.S. federal securities law.

Very truly yours,

/s/ James Dunning
James D. Dunning, Jr.

/s/ Alan Hassenfeld
Alan G. Hassenfeld

/s/ Greg Smith
Gregory E. Smith

/s/ David M. Knott
David Knott/Knott Partners

Reference: http://www.fixyou.co.uk/screens.php

Forward P/E Ratio: Lowest above $3			
Ticker	**Company**	**Price**	**P/E**
CCCL (1)	China Ceramics	$2.70	1.1x
BORN	China New Borun	$3.12	2.0x
TSTC	Telestone Technologies	$5.04	2.2x
CNYD	China Yida Holding	$3.28	2.4x
CHOP	China Gerui Advanced Materials	$3.10	2.5x
DGW	Duoyuan Global Water	$3.88	2.8x
LIWA	Lihua International	$5.16	2.8x
TRIT	Tri-Tech Holding	$4.17	2.9x
SORL	SORL Auto Parts	$3.76	2.9x
DEYU.OB	Deyu Agriculture	$3.00	3.0x
YONG	Yongye International	$5.06	3.1x
ONBI.OB	One Bio Corp	$4.45	3.1x
APWC	Asia Pacific Wire & Cable	$3.32	3.2x
UTA	Universal Travel Group	$3.96	3.2x
AERL	Asia Entertainment & Resources	$5.91	3.2x

P/E Ratio: Lowest above $3			
Ticker	**Company**	**Price**	**P/E**
CCCL (1)	China Ceramics	$2.70	1.5x
BORN	China New Borun	$3.12	1.8x
DGW	Duoyuan Global Water	$3.88	1.9x
TSTC	Telestone Technologies	$5.04	2.2x
CYD	China Yuchai	$13.84	2.5x
CNYD	China Yida Holding	$3.28	2.5x
DEYU.OB	Deyu Agriculture	$3.00	2.9x
ONBI.OB	One Bio Corp	$4.45	3.1x
APWC	Asia Pacific Wire & Cable	$3.32	3.1x
CHOP	China Gerui Advanced Materials	$3.10	3.2x
UTA	Universal Travel Group	$3.96	3.2x
SORL	SORL Auto Parts	$3.76	3.3x
ZX	China Zenix Auto	$4.51	3.3x
LIWA	Lihua International	$5.16	3.3x
AERL	Asia Entertainment & Resources	$5.91	3.8x

Data as of 9/26/2011. Data courtesy of: Rames El Desouki, The Traveller Publishing

1. Note: Assumes 2010 EPS of $1.84 and 2011 EPS of $2.36. Based on 18.254m shares outstanding and Roth Capital Partners report dated August 11, 2011.

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of China Ceramics Co. Ltd., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: September 27, 2011

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith